Filed by Franklin Financial Corporation

Pursuant to Rule 425 under the Securities Act

Subject Company: Franklin Financial Corporation
Commission File No. 0-24133

Date: September 19, 2002

For Immediate Release

Contact:	Franklin National Bank, Franklin, Tennessee Gordon Inman, Chairman, President and Chief Executive Officer, 615-791-2550

FRANKLIN FINANCIAL CORPORATION ANNOUNCES MANAGEMENT CHANGE

Franklin, Tennessee, September 19, 2002 — Franklin Financial Corporation (NASDAQ: FNFN) announced today that its board of directors has elected Gordon Inman to serve as the company’s President and Chief Executive Officer. Mr. Inman continues to serve as Franklin Financial’s Chairman, a position which he has held since the company’s inception.

     The election of Mr. Inman as President and Chief Executive Officer reflects the board’s recognition that those titles are appropriate in light of Mr. Inman’s invaluable guidance on a day-to-day basis to the management of the company and his increased responsibilities in connection with the planned merger of Franklin Financial with Fifth Third Bancorp. Following the merger, Mr. Inman will serve as Chairman of Fifth Third’s affiliate bank in Tennessee.

     Richard Herrington, the former President and Chief Executive Officer of Franklin Financial, remains employed by the company and serves in an advisory capacity to the President and Chief Executive Officer.

*      *      *      *      *

     Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed merger referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third Bancorp. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Franklin Financial Corporation at the Commission’s website at www.sec.gov and/or from Fifth Third Bancorp and Franklin Financial Corporation.

     Franklin Financial Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Franklin Financial Corporation with respect to the merger. Information regarding such officers and directors is included in Franklin Financial Corporation’s proxy statement for its 2002 Annual Meeting of Shareholders filed with the Commission on April 23, 2002. This document is available free of charge at the Commission’s website at www.sec.gov and/or from Franklin Financial Corporation.

#      #      #